Exhibit 99.1

YAMANA GOLD ANNOUNCES PROPOSED PRIVATE PLACEMENT OF SHARES OF BRIO GOLD

--Intention to monetize non-core asset is advancing according to plan--

TORONTO, ONTARIO, November 23, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") hereby announces that its wholly-owned subsidiary Brio Gold Inc. ("Brio Gold") has commenced a private placement of Brio Gold common shares, consisting of a primary offering by Brio Gold and a secondary offering by Yamana.  The implied initial post-money valuation of Brio Gold based on the private placement is approximately $369.3 million.

The primary offering as currently planned will fully fund the near-term business plan for Brio Gold with the majority of proceeds expected to be applied towards the re-commissioning plan for C1 Santa Luz.  C1 Santa Luz is expected to contribute approximately 100,000 ounces of gold per year when in full production and represents the potential for further value creation for Yamana's residual interest going forward.

The private placement also provides for the sale of a substantial portion of Yamana's interest in Brio Gold through a secondary offering of its shares from which Yamana expects to receive aggregate proceeds before commissions and placement fees of approximately $208.5 million.  Pro forma the financing, Yamana will hold approximately 20.9% of the issued and outstanding Brio Gold common shares, or 19.9% on a fully diluted basis with an initial implied value for this residual interest of approximately $73.5 million.

Proceeds from the secondary offering of shares of Brio Gold will be used by Yamana for general corporate purposes.

This news release is not an offer of Brio Gold common shares (or any other securities) in the United States or in any other jurisdiction. The Brio Gold common shares referred to in this news release have not been and will not be registered under the U.S. Securities Act or the securities laws of any jurisdiction and will only be offered or sold in transactions that are exempt from the registration requirements of the U.S. Securities Act. The Brio Gold common shares referred to in this news release will not be qualified by a prospectus for distribution to the public in Canada under applicable Canadian securities laws, will only be offered on a private placement basis in reliance from exemptions under Canadian securities laws and, if issued, will be subject to transfer and selling restrictions in Canada.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings.  Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend," "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's ability to successfully rationalize its portfolio and complete the private placement of the Brio Gold common shares as currently planned, the Company's expectations in connection with the  expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core asset dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company's current and annual Management's Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.
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